Code of Ethics

It is, in particular, unlawful for any Employee, in connection with the purchase or sale, directly, or indirectly, by Employee of a Covered Security held or to be acquired by a Registered Fund3:

•                  To employ any device, scheme or artifice to defraud the Registered Funds;

•                  To make any untrue statement of a material fact to the Registered Funds or omit to state a material fact necessary in order to make the statements made to the Registered Funds, in light of the circumstances under which they are made, not misleading;

•                  To engage in any act, practice, or course of business that operates or would operate as a fraud or deceit on the Registered Funds; or

•	To engage in any manipulative practice with respect to the Registered Funds.

No less frequently than annually, the CCO of the Firm must furnish to the board of trustees of the Registered Funds (the "Board") a written report that:

1.      Describes any issues arising under the Code of Ethics since the last report to the Board, including, but not limited to, information about material violations of the Code of Ethics or procedures and sanctions imposed in response to the material violations; and

2.    Certifies that the Firm, as applicable, has adopted procedures reasonably necessary to prevent those persons who, in connection with his or her regular functions or duties, makes, participates in, or obtains information regarding the purchase or sale of a Covered Security by the Registered Funds, or whose functions or duties relate to the making of any recommendations with respect to such purchases or sales, from violating the Code of Ethics.

We also operate in a variety of environments and in a global marketplace. Employees therefore also are required to comply with all similar laws and regulations (including exchange and self- regulatory organization rules) to which we or our Employees (in their capacities as employees or agents) may be subject from time to time.

Because these laws are numerous and can be broad in scope, and because not all aspects of any applicable law are applicable to us and the scope of our business, if you have any questions about the applicable law, including what the law in a given area requires or whether a proposed action comports with law, you should contact the CCO as soon as possible.

3 A "Registered Fund" is any investment company registered under the Investment Company Act of 1940, as amended, that is advised or sub-advised by the Firm. A "Covered Security" is a security which, within the most recent 15 days, is or has been held by a Registered Fund or is being or has been considered by the Registered Fund or the Firm for purchase for the Registered Funds.

Client Opportunities

Law and Policy

Sections 206(1) and 206(2) of the Advisers Act generally prohibit the Firm from employing a "device, scheme or artifice" to defraud Clients or engaging in a "transaction, practice or course of business" that operates as a "fraud or deceit" on Clients. While these provisions speak of fraud, they have been construed very broadly by the SEC and used to regulate, through enforcement action, many types of adviser behavior that the SEC deems to be inconsistent with fiduciary obligations.

One such type of behavior consists of taking advantage for personal gain of investment opportunities of limited availability and thereby depriving Clients, for whom they would be suitable, of such opportunities. Accordingly, Employees may not take personal advantage of any opportunity properly belonging to the Firm or any Client. This principle applies primarily to the acquisition for an Employee's own account of securities of limited availability that would be suitable and could be purchased for the account of a Client. It also applies to the sale of securities from an Employee's account prior to selling a position in those same securities out of the account of a Client in circumstances where the Client's sale is potentially adversely impacted.

On the other hand, in the case of trades in listed securities in broad and deep markets, where the Employees' participation will not affect the Clients' access to the same investment opportunities, Employees may participate with Clients in aggregated trades. In addition, under certain limited circumstances and only with the prior written approval of the CCO based upon a determination that there will not be any adverse impact upon Clients, an Employee may participate in certain investment opportunities of limited availability. (See Policies and Procedures on Portfolio Management and Trading, below).

Employees are strictly prohibited from causing or attempting to cause any Client to purchase, sell, or hold any security for the purpose of creating any benefit to Firm accounts or to Employee accounts.

Procedures

Disclosure of Personal Interest. Employees must disclose to the CCO, in advance of any activity: (1) any request to personally participate in a limited investment opportunity; (2) any situation in which the Employee believes that he or she (or a related account) stands to benefit personally from an investment decision for a Client that the Employee is recommending or making; (3) any intent by the Employee to cause the Client to purchase, sell or hold a security where doing so could potentially benefit the Firm's or the Employee's account; or (4) any other proposed activity that could be viewed as the Employee putting his or her or the Firm's interests ahead of Client interests. The disclosure should be documented by the CCO.

Restriction on Investment. Based on the information given, the CCO will make a decision on whether or not to restrict the Employee's proposed activity. In making this determination, the CCO will consider whether any Client would be disadvantaged in any manner.

Record of Determination. A memorandum concerning the disposition of the approval request will be prepared promptly and maintained by the CCO.

Personal Securities Transactions

Law and Policy

Such investments must be consistent with the mission of the Firm always to put Client interests first and with the requirements that the Firm and its Employees not trade on the basis of material non-public information concerning the Firm's investment decisions for Clients or Client transactions or holdings.

SEC Rule 204A-1 under the Advisers Act requires that each registered investment adviser adopt, maintain and enforce a Code of Ethics that requires the adviser's "access persons" to report their transactions and holdings periodically to the CCO and requires the adviser to review these reports.

Under the SEC definition, the term "access person" includes any Firm Employee who has access to non-public information regarding Clients' purchases or sales of securities, is involved in making securities recommendations to (or in the case of a discretionary manager like the Firm, investment decisions on behalf of) Clients or who has access to such recommendations that are non-public. All officers, directors (other than independent directors) and Employees of the Firm are access persons ("Access Persons") for purposes of these requirements. In addition, any private funds in which Access Persons own more than 25% of the equity interests shall themselves be deemed to be proprietary accounts subject to this policy. In addition, this Code of Ethics (and, absent a specific exclusion, our other compliance policies and procedures) apply to any other persons whom the CCO may designate from time to time as being subject to all or part of our compliance policies and procedures, such as non-advisory temporary workers and independent contractors.4

Transaction Reporting Requirements. It is the policy of the Firm that all Access Persons must file initial and annual holdings reports and quarterly transaction reports with respect to all "reportable securities" with respect to which they have or acquire any Beneficial Interest, as defined below. "Reportable Securities" include all securities except the following:

•	direct obligations of the Government of the United States;

•	money market instruments — bankers' acceptances, bank certificates of deposit, commercial paper, repurchase agreements and other high quality short-term debt instruments;

4 Unpaid interns will be prohibited from personal trading (i) while interning with the Firm, and (ii) subsequent to his or her internship with the Firm based upon any information to which he or she was privy while an intern with the Firm. Unpaid interns will be required to certify to the above. The Firm will not collect initial, quarterly or annual reports from such unpaid interns.

•	money market fund shares;

•	shares of mutual funds not managed by the Firm or an affiliate; and

•	units of a unit investment trust if the unit investment trust is invested exclusively in unaffiliated mutual funds.

"Beneficial Interest" includes direct or indirect power to make investment decisions and is presumed to cover accounts of immediate family members who share your household. (All such accounts are referred to as "Access Person Accounts".) "Access Person Accounts" may also include accounts of others who share the same home as you, anyone to whose support you materially contribute and other accounts over which you exercise a controlling influence, but do not include accounts in which you have a Beneficial Interest if you provide the CCO with written documentation showing that someone else has been granted investment discretion over the account. Reports need not be filed with respect to transactions effected pursuant to an automatic investment plan or in an account over which the Access Person has no direct or indirect influence or control.

Preclearance - Initial Public Offerings and Private Placements. It is the policy of the Firm that Access Persons must obtain the written approval of the CCO prior to investing in shares of initial public offerings ("IPOs") or private placements, subject to the preclearance procedures below. In addition, the Firm and its Access Persons may not invest in securities that are privately offered by an issuer that also has a class of publicly traded securities. Employees must furnish any private placement memoranda, subscription documents and other materials about the investment as the CCO may request. In approving any such transaction, the CCO must cite the reasons for such approval.

Preclearance – Fixed Income Securities. The Firm necessarily maintains a strict policy requiring preclearance of all Access Person transactions in fixed income securities and contracts on such securities (including hedging positions.)

Preclearance – Firm's Equity Activist and Equity Fundamental Strategies. Any security or related securities such as but not limited to, listed options, warrants, preferred equity, etc. held by the Firm's clients with the exception of equity positions traded or held by the Equity Statistical Arbitrage Strategy is subject to Preclearance

Preclearance - Other Transactions. All transactions by Access Persons are subject to preclearance by the CCO, according to the procedures set forth below, except for transactions in:

•	securities that are exempt from transaction reporting requirements, as described above;

•	publicly traded equity securities with a market capitalization of $1 billion or more.

•	Broad-based exchange-traded funds.5

Prohibited Transactions. No Access Person may trade in any amount in any security on the Firm's Restricted List or otherwise subject to a restriction on trading issued by the CCO under the Firm's policies and procedures set forth in this Code.

Procedures

Duplicate Confirmation Statements. For any Access Person Account, the Employee shall be responsible for arranging that the brokerage firm or bank at which the account is maintained send duplicate confirmation or monthly account statements directly to the CCO at the following address:

Clinton Group, Inc.

510 Madison Avenue, 9th Floor New York, N.Y. 10022

Attention: CCO.

Initial and Annual Holdings Reports. Each Access Person of the Firm must disclose all securities in any Access Person Account on the Personal Securities Holdings Form (see Appendix 3) or any substitute acceptable to the CCO. Each Employee must submit such form to the CCO no later than 10 days after becoming an Access Person, and annually thereafter during the month of January. Each such report must be current as of a date no more than 45 days before the report is submitted.

Quarterly Trade Reporting Requirements. All Access Person Accounts will be subject to monitoring for compliance with all provisions of this Code. To assist in monitoring personal securities transactions, the Firm utilizes a software system that matches trades in Access Person Accounts to securities on the Firm's Restricted List. Each Access Person of the Firm shall submit to the CCO within 30 days after the end of the quarter in which such a transaction occurs a report of every transaction in reportable securities, as described above, in the Access Person's Account. The report shall include the name of the security, date of the transaction, quantity, price and broker-dealer through which the transaction was effected. The requirement generally can be satisfied by the sending of duplicate confirmations of trades and/or monthly brokerage statements for all Access Person Accounts to the CCO. If there are securities that do not appear on the confirmations or brokerage statements (e.g. a private placement approved by the CCO), Employees must independently report on the Quarterly Securities Transaction Report Form provided as Appendix 4.

5 "Broad based" means that (i) it is not composed of exposure to a single asset (e.g., GLD, OIL) or a single (non-G8) market (e.g., EWT), (ii) has at least 40 or more underlying components and securities and (iii) is not based on non- exchange traded instruments; provided that this exclusion does not apply to an ETF based on bank loan or high yield indices.

Pre-clearance. Each Employee who wishes to effect a securities transaction in an Access Person Account in fixed-income securities or any equity private placement must first obtain written pre-clearance of the transaction from the CCO by submitting a Personal Security Transaction Clearance Form in the form of Appendix 5 hereto. A decision on permissibility of the trade generally will be rendered by the end of the trading day on which the request is received. Pre-clearance will be effective for a 48 hour period, unless otherwise specified.

Review and Availability of Personal Trade Information. The CCO periodically reviews personal trade reports, and in so doing shall:

•	review whether Employees followed internal procedures, such as pre-clearance;

•	compare Employee transactions to any restrictions in effect at the time of the trade;

•	assess whether the Employee is trading for his or her own account in the same securities he or she is trading for Clients, and if so, whether Clients are receiving terms as favorable as those of the Employee's trades; and

•	periodically analyze the Employee's trading for patterns that may indicate abuse.

The Compliance Department is responsible for maintaining personal trading records in a manner that is designed to safeguard their confidentiality. Each Employee's records will be accessible only to the Employee, the CCO, the Chief Executive Officer, the Chief Financial Officer, and certain employees in the Human Resources and Accounting Departments. Each Employee is responsible for seeing that the records regarding his or her beneficial holdings and transactions in securities are correct. Periodically, each Employee may be asked to verify the records.

Exceptions from Preclearance of Personal Trade Information. There are limited exceptions from certain preclearance requirements. Specifically, an Employee is not required to receive preclearance for:

•	Transactions effected pursuant to an "Automatic Investment Plan"; or

•	Transactions with respect to securities held in accounts over which the Employee had no direct or indirect influence or control, such as an account managed by an investment adviser on a discretionary basis.

Any investment plans or accounts that may be eligible for either of these exceptions should be brought to the attention of the CCO who will, on a case-by-case basis, determine whether the plan or account qualifies for an exception. In making this determination, the CCO will request supporting documentation, including a written certification from the unaffiliated investment adviser or broker. The CCO will periodically request reports on holdings and transactions in the trust or discretionary account to identify transactions that would have been prohibited pursuant to the Code of Ethics, absent reliance on the reporting exception. Access Persons who claim they have no direct or indirect influence or control over an account are also required to complete a certification upon commencement of their employment and on an annual basis thereafter.

Reliance on this independent or separately managed account exception is conditioned on receipt of the Employee's certification, the unaffiliated investment adviser/broker's certification and other satisfactory documentary evidence as directed by the CCO. Employees should consult with the CCO before excluding any accounts, including those held by immediate family members sharing the same household.

Gifts & Entertainment

Law and Policy

The giving or receiving of gifts or other items of value to or from persons doing business or seeking to do business with the Firm could call into question the independence of its judgment as a fiduciary of its Clients. Accordingly, it is the policy of the Firm to permit such conduct only in accordance with the limitations stated herein.

Accepting Gifts and Entertainment. On occasion, because of an Employee's position with the Firm, the Employee may be offered, or may receive, gifts or other forms of non- cash compensation from Clients, brokers, vendors, or other persons not affiliated with the Firm. Extraordinary or extravagant gifts are not permissible and must be declined or returned, absent approval by the CCO. Gifts of a de minimis value, reasonable entertainment, such as customary business meals, entertainment at which both the Employee and the giver are present (e.g., sporting or cultural events), and promotional items (e.g., pens, mugs) may be accepted, subject to the limitations below.

Giving Gifts and Providing Entertainment. Employees may not give gift(s) to representatives of Clients or prospects or any person or entity that does or seeks to do business with or on behalf of the Firm except within the limitations on value and frequency set forth below. With respect to representatives of Clients or prospects, Employees may provide reasonable entertainment to such persons within the limitations set forth below, provided that both the Employee and the recipient are present and there is a business purpose for the entertainment. The Firm representative providing the gift or entertainment to such representatives of Clients or prospects should confirm whether the gift or entertainment is permissible under laws, regulations or internal codes of ethics applicable to such Client. Upon entering into Client relationship with the Firm, such Clients may be asked to provide the Firm with a copy of any such Code of Ethics.

Limitations on Gifts and Entertainment.

•	Gifts. No Employee may receive, give or offer to give, any gift, service, or other item of more than de minimis value, which for purposes of this policy is set at $200 for a single gift, or $500 in the aggregate on an annual basis, from or to any person or entity that does business with or on behalf of the Firm without the prior written approval of the CCO.6 Notwithstanding the

6 This is measured on an employee by employee basis. However, Clinton still will consider if multiple employees are giving or receiving gifts to or from the same person, as that could present an appearance of conflict.

foregoing, no employee may provide or accept gifts having an aggregate value of $100 per year to or from any person associated with a broker-dealer.

•	Entertainment. No Employee may provide or accept extravagant or excessive entertainment to or from an investor, prospective investor, or any person or entity that does or seeks to do business with or on behalf of the Firm. Employees may attend business meals, sporting events and other entertainment events as long as the expense is reasonable, not lavish or extravagant in nature. In the event that the estimated cost of the meal, event, etc. is greater than a reasonable amount, the Employee must report his/her attendance at the meal, event, etc. to the CCO and seek pre-approval. In the event the provider of the entertainment is not accompanying the Employee to the event, this is considered a gift and is subject to the policy on gifts above.
•	Cash. No Employee may give or accept cash gifts or cash equivalents to or from an investor, prospective investor, or any entity that does business with or on behalf of the Firm or its Clients.

Public Employee Benefit Plans. With respect to trustees or other representatives of or persons associated with public employee benefit plans, the Firm has also adopted a policy on Political Contributions (discussed in the next section).

Government Officials. No gift or entertainment event of any value involving government officials or their families may be given or sponsored by the Firm or any Employee without the prior written approval of the Compliance Officer.

Union Officials. Special Department of Labor reporting requirements apply to service providers, such as investment advisors, to Taft-Hartley employee benefit funds. Those service providers must make annual reports detailing virtually all gifts and entertainment provided generally to unions, their officer, employees and agents, subject to a de minimis threshold. Accordingly, Employees must receive pre-approval for gifts and entertainment provided to such persons.

Solicitation of Gifts. All solicitation of gifts or gratuities is unprofessional and is strictly prohibited.

Referrals. Employees may not make any referrals to Clients (i.e., of accountants, attorneys or the like) under circumstances where the Employee expects to personally benefit from the referral.

Personal Relationship Exception. Gifts and entertainment provided to or from individuals (this exception does not apply to entities) who have a substantial personal relationship with an Employee are exempted from this policy where (i) the primary purpose of the Gift is personal and it is not business-related and (ii) neither individual is seeking reimbursement of the expenses from their employers.

Client Complaints. Employees are strictly prohibited from making any payments or other account adjustments to Clients in order to resolve any type of complaint. All such matters must be handled by the CCO.

Charitable Contributions. Employees are prohibited from making charitable contributions to charities associated with any person or entity that does business with or on behalf of the Firm, absent pre-clearance from the CCO.

Procedures

If an Employee wishes to receive or give gifts or entertainment in excess of the limitations set forth above, the Employee must obtain the prior written approval of the CCO.

The CCO will keep records of any gifts and entertainment requiring pre-approval under this policy and actions taken with respect to such pre-approval requests.

Monitoring of Expense Reports. The Accounting Department shall review expense reports periodically to monitor compliance with this policy and shall report any issues to the CCO.

Political Contributions

Law and Policy

Pre-Approval Requirement for Political Contributions.

The SEC, along with a growing number of states, localities and foreign jurisdictions, has implemented laws and regulations designed to monitor and regulate political contributions to government officials and candidates for office who are (or, if victorious, will be) in a position to directly or indirectly influence the allocation of investment mandates for pension funds and other public fund monies. The most visible of these is Rule 206(4)-5 under the Advisers Act, the so-called "pay-to-play rule," which prohibits a number of practices relating to political contributions and the violation of which imposes a two year "time out" from receiving advisory-related compensation from the applicable public entity.

Procedures

Because these rules are numerous, and are sometimes inconsistent with each other, we have adopted a simple preapproval policy, which requires that any contributions (i.e., any gift, subscription, loan, advance, deposit, service, or anything else of value) to:

•	state or local government officials or candidates for office;
•	state and local branches of political parties; or
•	any non-US office holders, candidates or any non-US political parties by an Employee or by any immediate family member who shares the Employee's household be pre-approved by the CCO in writing. Please note that approval for political contributions may be withheld at the discretion of the Firm.

Federal Office. Contributions to incumbent federal officeholders that are running for re-election or for another US federal office, and contributions to national political parties (unless those national political parties have said they will be supporting specific state or local candidates), do not require pre-approval. However, as a point of clarity, federal-state "crossover" situations where a state officeholder is seeking federal office, or a federal officeholder is running for a state office or is who transitioning to a state administrative agency that has influence over the selection of investment advisers, would require pre-approval.

Pre-Hire Clearance. The pay-to-play rule also includes a "look-back" provision that may cover contributions made by Employees prior to joining the Firm, which period can be as long as two years. Therefore, prospective candidates for employment with us shall be required to disclose – prior to any formal offer of employment being made –

what political contributions, if any, they or any of their immediate family members made in the two years preceding the date on which they joined the Firm. The disclosure shall be submitted in the manner designated by the CCO from time to time, and formal employment offers shall only be made after the CCO has cleared the offer for pay-to-play rule purposes.

No Solicitation or Coordination of Contributions. The Firm and its covered associates are prohibited from soliciting or organizing other persons or PACs to make contributions to elected officials in a position to influence the selection of us or to political parties in the state or locality where we are providing or seeking public plan business.

Ban on Circumvention Through Indirect Contributions. The Firm and its "covered associates" (as defined in the pay-to-play rule) are prohibited from doing anything indirectly which, if done directly, would violate the rule. Therefore, we and you are prohibited from using third-party solicitors, attorneys, family members or companies affiliated with us to make contributions that would violate the pay to play rule or our policies.

Recordkeeping. The CCO will be responsible for causing the Firm to maintain records that comply with the pay-to-play rules, which includes a document containing:

•	the names, titles, businesses and residential addresses of its covered associates;
•	contributions made by the Firm and its covered associates to government officials (including candidates), state or local political parties and PACs; and
•	investors in pooled investment vehicles advised by the Firm ("Investors") that are public plans and Clients that are public plans, in each case to which we have provided advisory services within the past five years.

In addition, the CCO will be responsible for causing the Firm to maintain (in accordance with our books and records retention policies) records of the compensation that we have paid to SEC-registered broker-dealers and advisers for the solicitation of public plan Clients or public plan Investors.

Annual Testing. The CCO will test, on at least an annual basis, whether Employees have made any political contributions outside of the parameters of the Firm's Political Contributions policies and procedures.

Outside Business Activities

Law and Policy

Our fiduciary duties to Clients dictate that the Firm and its Employees must devote their professional attention to Client interests, above their own or those of other organizations. Accordingly, Employees may not engage in any of the following outside business activities without the prior written approval of the CCO:

•	Ownership, management or employment by another business;

•	Employment or compensation for business-related activities other than those within the scope of the Employee's association with the Firm;

•	Service as general partner, managing member or in a similar capacity with limited or general partnerships, limited liability companies (LLCs) or other private funds (other than private funds managed by the Firm or its affiliates);

•	Participation in personal securities transactions to an extent that it diverts an Employee's attention from and impairs the performance of his or her duties in relation to the business of the Firm and its Clients; or

•	Possession of any direct or indirect financial interest or investment in any dealer, broker or other current or prospective supplier of goods or services to the Firm from which the Employee might benefit or appear to benefit materially.

•	Service on the board of directors (or in any similar capacity) of another company.

Authorization for board service will normally require that the Firm or any Employee not hold or purchase any securities of the company on whose board the Employee/director sits.

Procedures

Approval Required. Before undertaking any of the activities listed above, the Employee must obtain written approval from the CCO.

Possible Family Conflicts of Interest

Employees are required to provide a disclosure of Possible Family Conflicts (submitted in the manner designated by the CCO from time to time). "Possible Family Conflicts" means relationships that may compromise our ability to carry out our fiduciary duties, such as the following:

•	a family member7 is a director or a senior officer of a publicly listed company;
•	a family member is employed by or is associated with a broker-dealer, futures commission merchant, CPO/CTA, or investment adviser;
•	a family member is a member of the media; or
•	a family member is employed by or is associated with a provider of goods or services to the Firm.

7 In this section, the term "family member" means (i) a relative by blood or marriage within one degree of separation (e.g., father, mother-in-law, spouse of sibling, child), (ii) a relative by blood or marriage living in the same household as the relevant Firm Personnel; or (iii) any relative by blood or marriage who is financially dependent on the relevant Firm Personnel (or vice versa). Note that the "family member" concept utilized in identifying conflicts of interest is broader than the "immediate family member" concept applied to the limitation on political contributions.

Confidentiality

Law and Policy

During the course of employment with the Firm, an Employee may be exposed to or acquire Confidential Information. "Confidential Information" is any and all non-public, confidential or proprietary information in any form concerning the Firm or its Clients including, without limitation, all information pertaining to business, finances, operations, structure, technology, trade secrets, current or prospective Clients, trading or investment positions or strategies performance record, programs, systems, objectives, products, product development, technology, services, marketing, computer software or hardware, data files, file layouts, databases, algorithms, research and development activities or plans, inventions, new products, current or prospective transactions or businesses, personnel and compensation information, compliance and operating policies and procedure manuals, financial statements or records or any other information received by the Firm from a third party to whom the Firm has an obligation of confidentiality. Confidential Information may be in any form including but not limited to written, graphic, recorded, photographic, machine-readable, or oral communications to the Employee.

Employees may not disclose proprietary and other confidential information to anyone outside the Firm, except (i) in connection with the Firm's business of the Firm and in a manner consistent with the Firm's interests, (ii) as required by applicable law, regulation or legal process, after notice to the Compliance Team or (iii) as permitted by applicable law, including but not limited to whistleblower protections under Rule 21F-17 under the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act; provided that while an Employee is not required to report to the Firm that the Employee is filing under the whistleblower protections under Rule 21F-17, the Employee must provide notice to the CCO if the Employee reasonably believes that certain conduct constitutes securities fraud or a violation of the rules and regulations promulgated by the SEC. Failure to maintain the confidentiality of this information may have serious detrimental consequences for the Firm, its Clients and the Employee who breached the confidence.

Company Property. All originals and copies of Confidential Information are the sole property of the Firm. Upon the termination of employment for any reason, or upon the request of the Firm at any time, each Employee will promptly deliver all copies of such materials to the Firm. During employment with the Firm and at all times thereafter, Employees are expected to abide by the following:

•	Never remove any proprietary information from the Firm's premises, unless absolutely necessary for business purposes (and, if so, the information must be kept in the possession of the Employee or in a secure place at all times and returned promptly to the Firm's premises);
•	Exercise caution in displaying documents or discussing information in public places such as in elevators, restaurants or airplanes, or in the presence of outside vendors or others not employed by the Firm;

•	Exercise caution when using e-mail, cellular telephones, facsimile machines or messenger services;
•	Never leave documents containing proprietary information in conference rooms, wastebaskets or desks, or anywhere else where the information could be seen or retrieved;
•	Never disclose computer or voicemail passwords or website access codes to anyone else at the Firm or outside the Firm (See the Firm's WISP (as defined below)); and
•	Never share confidential information with anyone at the Firm except on a need-to-know basis.

Inventions. Any copyrightable works, trade or secret marks, trade secrets, inventions, developments, discoveries, improvements and other matters that may be protected by intellectual property rights, that are the results of an Employee's efforts during his or her employment (collectively, the "Work Product"), whether conceived or developed alone or with others, and whether or not conceived during the regular working hours of the Firm, shall be deemed works made for hire and therefore the property of the Firm. In the event that for whatever reason the Work Product shall not be deemed a work made for hire, each Employee agrees to execute any assignment documents the Firm may require confirming the Firm's ownership of any of the Work Product. Each Employee also waives any and all moral rights with respect to any such works, including without limitation any and all rights of identification of authorship and/or rights of approval, restriction or limitations on use or subsequent modification. Each Employee will promptly disclose to the Firm any Work Product.